Filed by CBOT Holdings, Inc. Subject Company –CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to CBOT members on December 14, 2004.

The Board of Directors of the Chicago Board of Trade (CBOT®) at its regular meeting Tuesday, December 14, 2004, took the actions summarized below.

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Reviewed the CBOT® Restructuring as it is proposed to be submitted for approval by the CBOT membership. In this regard, took several actions, including the following, in preparation for the “effectiveness” of the Registration Statement on Form S-4 and the mailing of the related proxy statement and prospectus to the membership.

(i) determined that the restructuring transactions, taken as a whole, are advisable, desirable and in the best interests of the CBOT and its members and are fair to all classes of members; (ii) approved and authorized the restructuring transactions; (iii) determined that, in the context of the restructuring transactions, the allocation of equity in the CBOT, as contemplated by the February 6, 2004 Settlement Agreement and as reflected in the Registration Statement, is fair to the CBOT and to all classes of members; (iv) approved and authorized the mailing of the proxy statement and prospectus upon “effectiveness” of the Registration Statement on Form S-4; (v) authorized and directed the Chairman of the Board to set a date for the special meeting of the membership to vote on the restructuring transactions; and (vi) approved and adopted various other matters related to implementation of the restructuring transactions, including, among other things, the reorganization agreement and the amended and restated bylaws.

Complete information will be provided to the membership via the proxy statement and prospectus after the SEC declares the Registration Statement on Form S-4 to be “effective”.

The Board approved the foregoing actions by unanimous vote.

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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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By unanimous vote, established Wednesday, March 2, 2005 as the date for the next Annual Election of members of the Board of Directors and of the Nominating Committee. Details in connection with the Annual Election will be announced at a later date.

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Continued its review concerning the issue of deoxynivalenol (vomitoxin) limits for wheat deliverable against CBOT Wheat futures contracts. After carefully considering the overall input received on this matter from industry representatives and market participants, the Board unanimously approved a change in the vomitoxin limit for deliverable wheat from 5 parts per million to 4 parts per million.

Subject to CFTC review, this revision would be effective for September 2006 and subsequent contract months.

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Approved the continuation of the following fee-related programs (currently in effect for calendar year 2004) for one additional year, through December 31, 2005:

1)	Floor broker transaction fee reduction (from $0.05 to $0.02 per contract/per side);

2)	Reduction of open auction annual fee cap for members and specified member firm proprietary accounts (from $25,000 to $20,000); and

3)	Liquidity Link program, which provides a member transaction fee waiver on one screen-traded contract for each floor-traded contract subject to defined specifications. (Complete details on the Liquidity Link program will be re-issued shortly by separate notice.)

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12/14/04

Also extended, through June 30, 2005, a waiver of the delegate surcharge for e-cbot member firms (including e-cbot permit firms which own an Associate Membership or lease an Associate or Full Membership). This waiver previously had been scheduled to expire as of December 31, 2004.

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Approved an extension, through December 31, 2005, of the existing pilot program for “All-or-None” transactions in 5 Year Treasury Note futures, 30 Day Fed Fund futures, Treasury Bond options and Treasury Note options. The minimum quantity thresholds for all of these transactions will remain as currently specified in Regulation 331.03.

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Approved regulation changes with respect to CBOT mini-sized* Dow Jones Industrial AverageSM Options to increase, from 20 to 40, the number of 50 point option strike prices listed above and below the at-the-money strike.

Implementation details will be forthcoming.

* Dow JonesSM, “The DowSM”, “Dow Jones Industrial AverageSM”, and “DJIASM”, are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago (“CBOT®”). The CBOT’s futures and futures options contracts based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow JonesSM, and Dow JonesSM makes no representation regarding the advisability of trading in such product(s).

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Revised the last trading day/expiration schedules for December 2006 and December 2007 CBOT Agricultural, Treasury Bond and Treasury Note options. Consistent with action already taken with respect to December 2005 options, the revisions will change the December 2006 and 2007 expirations from the Friday after Thanksgiving to the Tuesday before Thanksgiving in both years, as follows:

Option Contract Month	Last Trading/Expiration Day
December 2006	Tuesday, November 21, 2006
December 2007	Tuesday, November 20, 2007

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12/14/04

Approved the following committee appointment:

30-Day Fed Funds Pit Committee

Add:	Thomas A. Weyhrich

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12/14/04